SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In November, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,627,885		0.1187	0.0521
Shares	Common			766,902		0.0437	0.0245
Shares	Preferred			3,798,272		0.2770	0.1215

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Buy	29	600	10.258	6,155.00
Shares	Common	Direct with the Company	Buy	29	62,780	10.633	667,564.21
			Total Buy		63,380		673,719.21
Shares	Preferred	Direct with the Company	Buy	29	3,000	10.258	30,775.00
Shares	Preferred	Direct with the Company	Buy	29	313,910	10.633	3,337,927.39
Shares	Preferred	Direct with the Company	Exerc Options	29	51,185	11.517420	589,519.14
Shares	Preferred	Direct with the Company	Exerc Options	29	44,805	13.630120	610,697.53
			Total Buy		412,900		4,568,919.06

Shares	Common	JP Morgan	Sell	06	900	68.50	61,650.00
Shares	Common	JP Morgan	Sell	06	100	68.52	6,852.00
Shares	Common	JP Morgan	Sell	06	1,500	68.54	102,810.00
Shares	Common	JP Morgan	Sell	06	100	68.55	6,855.00
Shares	Common	JP Morgan	Sell	06	400	68.56	27,424.00
Shares	Common	JP Morgan	Sell	06	1,200	68.60	82,320.00
Shares	Common	JP Morgan	Sell	06	1,000	68.70	68,700.00
Shares	Common	JP Morgan	Sell	06	1,900	68.72	130,568.00
Shares	Common	JP Morgan	Sell	06	1,100	68.74	75,614.00
Shares	Common	JP Morgan	Sell	06	1,800	68.83	123,894.00
Shares	Common	JP Morgan	Sell	06	100	68.85	6,885.00
Shares	Common	JP Morgan	Sell	06	700	68.86	48,202.00
Shares	Common	JP Morgan	Sell	06	100	68.90	6,890.00
Shares	Common	JP Morgan	Sell	06	300	68.96	20,688.00
Shares	Common	JP Morgan	Sell	06	1,000	69.00	69,000.00
			Total Sell		12,200		838,352.00
Shares	Preferred	JP Morgan	Sell	01	12,500	83.40	1,042,500.00
Shares	Preferred	JP Morgan	Sell	01	1,000	83.50	83,500.00
Shares	Preferred	JP Morgan	Sell	05	25,000	83.00	2,075,000.00
Shares	Preferred	JP Morgan	Sell	05	10,000	83.04	830,400.00
Shares	Preferred	JP Morgan	Sell	05	5,000	83.05	415,250.00
Shares	Preferred	JP Morgan	Sell	05	800	83.07	66,456.00
Shares	Preferred	JP Morgan	Sell	05	16,400	83.10	1,362,840.00
Shares	Preferred	JP Morgan	Sell	05	5,000	83.18	415,900.00
Shares	Preferred	JP Morgan	Sell	05	28	83.20	2,329.60
Shares	Preferred	JP Morgan	Sell	05	1,500	83.22	124,830.00
Shares	Preferred	Direct with the Company	Sell	29	60,968	85.99	5,242,638.32
			Total Sell		138,196		11,661,643.92

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,627,885		0.1186	0.0520
Shares	Common			818,082		0.0466	0.0262
Shares	Preferred			4,072,976		0.2968	0.1302

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In November, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,600,408,213	91.1706	51.1843
Shares	Preferred		638,686,080	46.5734	20.4265

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,600,408,213	91.1672	51.1712
Shares	Preferred		638,686,080	46.5483	20.4212

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In November, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer